Autonomix Medical, Inc.

21 Waterway Avenue, Suite 300

The Woodlands, Texas 77380

September 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	Autonomix Medical, Inc. Registration Statement on Form S-1 Registration No. 333-290472

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Autonomix Medical, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on September 30, 2025, or as soon thereafter as possible on such date.

Very truly yours,

Autonomix Medical, Inc.

By:	/s/ Trent Smith
Name: Trent Smith
Title: Chief Financial Officer